"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange





P.O.Box 423 Skøyen,
Telephone: +47-22
Telefax: +47-22 5
www.orkla.com

Ref.:
Geir Solli, Elkem, Tel.: +47 22450276
Rune Helland, VP Investor Relations, Tel: +47 22544411
Arvid Østbø, Finance Manager, Tel.: +47 22 54 44 12

Date: 06.01.06

ORK – Elkem – Application for change of debtor

Elkem AS and Orkla ASA have today decided to apply for a change of debtor for the Elkem bonds listed on the Oslo Stock Exchange, ELK 14, ELK 15 and ELK 18. If the application is approved by the bondholders, Orkla ASA will become the new debtor in respect of the bonds. The application will be sent to Norsk Tillitsmann in its capacity as trustee for Elkem's bonds.

In order to become the new debtor Orkla ASA has stipulated that the clauses of the bond agreements regarding the provision of security (negative pledge) and cross-default must be amended so as to correspond with the clauses applicable to Orkla ASA's other outstanding bonds listed on the Orkla Stock Exchange.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Siv M. Skorpen, Investor Relations, +47 2254 4455

Date: 9 January 2006

ORK – Trade subject to notification - options

On 6 January 2006, in connection with Orkla's option programme, 3,333 options were exercised at a strike price of NOK 130.00.

Director Corporate Affairs Orkla ASA, Håkon Mageli, exercised the above-mentioned options and, at the same time, sold 3,333 shares at a price of NOK 271.35. His new total holding in Orkla ASA is 2,498 shares and 12,667 options.

After the transaction a total of 1,503,075 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 1,922,274 of its own shares.